Scott M. Sellick
Vice President and Chief Accounting Officer
August 31, 2007
VIA EDGAR
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Libbey Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File #1-12084
Dear Mr. Cash:
This letter is in response to your comment letter dated July 10, 2007 (copy attached). We have reviewed your comments and have prepared the following responses:
Form 10-K for the year ended December 31, 2006
Item 7. Management’s Discussion and Analysis, page 20
SEC Comment #1:
When you list multiple factors as contributing to the change in your segmental results, please revise future filings to quantify the impact of each factor on your financial statements, where practicable.
Management Response:
We quantified the impact of all factors indicated as contributing to a change in segmental results in our Form 10-Q for the period ended June 30, 2007 and will continue this practice in future filings. See attached Addendum A for disclosure in Form 10-Q for the period ending June 30, 2007.
SEC Comment #2:
We note that you have presented various non-GAAP financial measures that quantify the impact of the special charges you have recorded. In future filings please ensure that any non-GAAP measure presentation includes all the disclosure requirements of Regulation G and Item 10(e) of Regulation S-K. In particular, the following items should be revised:
▪	The material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and the manner in which management compensates for these limitations when using the non-GAAP financial measure should be more thoroughly discussed.

▪	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors should be presented.

Mr. John Cash
August 31, 2007

▪	You should include a more comprehensive discussion of how you have considered whether each item included in your special charges is recurring or non-recurring.

▪	Your presentation of diluted earnings per share excluding special charges should be deleted.
Note that this is not meant to represent an all-inclusive list of how your disclosures surroundings your non-GAAP financials measures could be improved. We encourage you to review the cited sources and consider how they impact your current disclosure.
Management Response:
We adjusted our disclosures in Form 10-Q for the period ended June 30, 2007, to address all aspects of this comment and will continue this practice for future filings. See attached Addendum B for disclosure in Form 10-Q for period ending June 30, 2007.
Cash Flow, page 28
SEC Comment #3:
In future filings please include a discussion of the material changes in your investing and financing cash flows.
Management Response:
We adjusted our disclosures in Form 10-Q for the period ended June 30, 2007, to discuss material changes in investing and financing cash flows and will continue this practice for future filings. See attached Addendum C for disclosure in Form 10-Q for period ending June 30, 2007.
Contractual Obligations, page 29
SEC Comment #4:
Please revise future filings to include the cash requirements for interest in your tabular presentation or a footnote thereto. If you provide a textual discussion, the discussion should quantify the related cash requirements using the same time frames stipulated in the table.
Management Response:
We will revise future filings, starting with Form 10-K for the period ended December 31, 2007, to address this comment
Critical Accounting Estimates, page 33
Goodwill and Indefinite Life Intangible Assets
SEC Comment #5:
We note that your impairment policy for goodwill states that you compare the fair value of your reporting units to their carrying value. It is not clear to us how your disclosed policy complies with paragraphs 17 and 19-22 of SFAS 142. Please confirm to us that impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142 would not result in any changes to the financial statements presented. In addition, please ensure that your disclosed accounting policy complies with SFAS 142.

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

Management Response:
Our critical accounting estimate states, “Goodwill impairment tests are completed for each reporting unit on an annual basis, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use the discounted cash flow method, which incorporates the weighted average cost of capital of a hypothetical third party buyer to compute the fair value of each reporting unit. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists. This was done as of October 1st for each year presented. Our review indicated an impairment of goodwill of $5.4 million at our Syracuse China facility during 2005. This impairment is further disclosed in notes 7 and 10 to the Consolidated Financial Statements.”
We believe our accounting policy complies with SFAS 142 and that our annual impairment analyses are performed in accordance with SFAS 142 and, thus, no changes to the financial statements are required. In the December 31, 2007, Form 10-K and all future required filings, we will add the following to our critical accounting estimate to further disclose our policy relating to our impairment analysis (this assumes no impairment in 2007): “To the extent that carrying value exceeds fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment should be recorded.”
Note 2. Significant Accounting Policies, page 46
Self-Insurance Reserves, page 47
SEC Comment #6:
We note references to an independent third party specialist. In future filings please either identify each expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit.
Management Response:
If we identify experts in future filings, we will file the necessary consent as an exhibit.
Note 4. Acquisitions, page 50
SEC Comment #7:
With a view towards future disclosure, please clarify for us how you considered the restructuring costs for Crisa in your allocation of the purchase price.
Management Response:
The following disclosure was added to note 4 to the condensed consolidated financial statements of Form 10-Q for the period ended June 30, 2007. We will continue to include this disclosure in future filings as necessary.
“In connection with the acquisition, we announced plans in June 2006 to consolidate Crisa’s two principal manufacturing facilities into a single facility in order to reduce fixed costs. As a result, we recognized charges of approximately $18.9 million in 2006, representing our existing 49 percent indirect ownership interest in the fixed assets related to the facility closed and the inventory related to product lines discontinued. For the additional 51 percent ownership interest acquired, the write down of the fixed assets and inventory was included in the purchase price allocation. In addition, a $3.2 million reserve for statutory severance for approximately

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

650 hourly employees of Crisa was recognized as additional acquisition cost in accordance with Emerging Issues Task Force No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”.
Note 21. Segments, page 78
SEC Comment #8:
Please tell us, and revise future filings to disclose, how you have allocated your goodwill to each of your reportable segments in accordance with paragraph 45 of SFAS 142.
Management Response:

	2006				2005
	North	North			North	North
	American	American			American	American
	Glass	Other	International	Total	Glass	Other	International	Total
Beginning balance	$26,293	$14,317	$10,215	$50,825	$26,293	$19,758	$7,638	$53,689
49% investment in Crisa	69,347	—	—	69,347	—	—	—	—
51% investment in Crisa	55,480	—	—	55,480	—	—	—	—

Acquired	124,827	—	—	124,827	—	—	3,924	3,924
Other	—	—	(1,948)	(1,948)	—	—	—	—
Impairment	—	—	—	—	—	(5,441)	—	(5,441)
Foreign currency impact	—	—	1,176	1,176	—	—	(1,347)	(1,347)

Ending balance	$151,120	$14,317	$9,443	$174,880	$26,293	$14,317	$10,215	$50,825

Goodwill allocated to our reportable segments for the year ended December 31, 2006 and 2005 was as follows: There were no significant changes in the allocation of goodwill to the reporting units in either of the periods presented.
We will disclose the aforementioned information in future filings in order to properly comply with paragraph 45 of SFAS 142 which states, “Entities that report segment information in accordance with Statement 131 shall provide the above information about goodwill in total and for each reportable segment and shall disclose any significant changes in the allocation of goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit at the date the financial statements are issued, that unallocated amount and the reasons for not allocating that amount shall be disclosed.”
Note 17. Comprehensive (Loss) Income, page 76
SEC Comment #9:
Please clarify for us why you have included the effect of your adoption of SFAS 158 in your comprehensive loss.
Management Response:
Subsequent to the receipt of your comment, we realized that we had inadvertently classified the $21.8 million effect of adoption as a component of comprehensive loss in the December 31, 2006, Consolidated Statement of Shareholders’ Equity. Total comprehensive loss should have been reported as $14.0 million for the year ended December 31, 2006 rather than $35.8 million.
The following disclosure was added to Form 10-Q for the period ended June 30, 2007, note 11 to the condensed consolidated financial statements:

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

“We adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106 and 132 (R)” in December 2006. As a result of the adoption of this statement, accumulated other comprehensive income (loss) decreased by $21.8 million. The decrease was incorrectly recorded as a component of comprehensive loss in the 2006 Consolidated Statement of Shareholders’ Equity. Total comprehensive loss was incorrectly reported as $35.8 million and should have been reported as $14.0 million for the year ended December 31, 2006. The decrease due to the adoption of this statement should have been recorded as a direct adjustment to accumulated other comprehensive income (loss). ”
We acknowledge the staff’s comment and respectfully request that the change in 2006 comprehensive loss disclosed in note 11 to the Form 10-Q for the period ended June 30, 2007, be reflected in the 2007 10-K when filed. In making this request we have evaluated the following matters:
•	The Statement of Shareholders’ Equity presents the effect of adoption of SFAS 158 as a separate line item — “Adoption of FAS 158 – net of tax” in the amount of $(21.8) million. This is also disclosed in footnote # 17 (Comprehensive (Loss) Income). We believe that the separate presentation of adoption effect in the 2006 financial statements mitigates the risk that financial statement users would erroneously infer a negative trend in comprehensive loss.

•	The 2006 change in minimum pension liability arising prior to the adoption has been recorded and presented separately from the transition adjustment in the components of comprehensive loss. The Statement of Shareholders’ Equity separately discloses “Net minimum pension liability – net of tax” $10.7 million from the “Adoption of FAS 158 – net of tax” ($21.8 million). This is also disclosed in note 17. As a result, we believe that financial statement users can readily identify the components of comprehensive loss, excluding the effect of adoption.
In addition, we evaluated the materiality of this error taking into consideration the requirements of “SAB 99 Materiality” and “SAB 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. Specifically, we concluded that the misstatement does not mask a trend in earnings or other trends, hide a failure to meet analysts consensus expectations for the enterprise, affect compliance with loan covenants or other similar requirements, nor have the effect of increasing management’s compensation.
Note 22. Condensed Consolidated Guarantor Financial Statements, page 80
SEC Comment #10:
Please confirm to us and revise future filings to clarify, if true, that your subsidiary guarantors are 100% owned rather than wholly owned by the parent company.
Management Response:
Our subsidiary guarantors are 100% owned. This clarification was made in Form 10-Q for the period ended June 30, 2007, and will be made for future filings.

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to these responses or are in need of additional information, please contact me at (419) 325-2135 or SelliSM@libbey.com.
Sincerely,
Scott M. Sellick
Vice President and Chief Accounting Officer
Attachments

cc:	John F. Meier, Chief Executive Officer
Greg T. Geswein, Chief Financial Officer

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

Addendum A
Segment Results of Operations – Second Quarter 2007 Compared to Second Quarter 2006
North American Glass
For the quarter ended June 30, 2007, net sales increased 39.9 percent to $147.0 million from $105.0 million in the year-ago quarter. Of the total increase in net sales approximately 32.0 percent is attributable to the consolidation of Crisa, 1.0 percent relates to shipments to export customers outside of North America, and 6.5 percent relates to shipments to foodservice, retail and industrial glassware customers.
EBIT increased to $16.5 million for the second quarter 2007, compared to a loss of $7.1 million for the year-ago quarter. EBIT, as a percentage of net sales, increased to 11.3 percent in the second quarter 2007, compared to (6.8) percent in the year-ago quarter. The key contributors to the improvement in EBIT compared to the year-ago quarter were the consolidation of Crisa of approximately $4.5 million, the impact of higher sales in the U.S. operations of $5.4 million and increased operating activity in the U.S. operations of $1.7 million. Partially offsetting these improvements were higher distribution costs of $2.5 million resulting from the increase in shipments. The year-ago quarter included a fixed asset charge and inventory write-down related to the Crisa restructuring of $15.1 million.
North American Other
For the quarter ended June 30, 2007, net sales increased 6.1 percent to $30.5 million from $28.7 million in the year-ago quarter. Of the total increase in net sales approximately 3.0 percent relates to shipments of Syracuse China® products and approximately 2.0 percent relates to shipments of World Tableware® products.
EBIT increased by $1.6 million for the second quarter of 2007, compared to the year-ago quarter. EBIT as a percentage of net sales increased to 14.0 percent in the second quarter 2007 compared to 9.3 percent in the year-ago quarter. The key contributors to the increased EBIT were increased shipments of Syracuse China® and World Tableware® products of $0.3 million and significantly higher production activity at Syracuse China of approximately $1.8 million.
International
For the quarter ended June 30, 2007, net sales increased 26.0 percent to $32.2 million from $25.6 million in the year-ago quarter. Of the total increase in net sales approximately 11.0 percent is attributable to shipments to customers of Royal Leerdam and Crisal, approximately 8.0 percent relates to shipments from Libbey China, and 7.0 percent relates to a stronger euro compared to the year-ago quarter.
EBIT decreased by $0.1 million to $0.3 million for the second quarter of 2007, compared to $0.4 million in the year-ago quarter. EBIT as a percentage of net sales decreased to 1.0 percent in the second quarter 2007, compared to 1.4 percent in the year-ago quarter. The decrease in EBIT as a percentage of net sales is due to start-up costs at Libbey China of $0.6 million partially offset by improved results at Royal Leerdam and Crisal driven by higher sales of approximately $1.8 million.

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

Addendum A (continued)
Segment Results of Operations – First Six Months 2007 Compared to First Six Months 2006
North American Glass
For the six months ended June 30, 2007, net sales increased 43.2 percent to $271.7 million from $189.7 million in the year-ago period. Of the total increase in net sales approximately 35.0 percent is attributable to the consolidation of Crisa, approximately 1.0 percent relates to shipments to export customers outside of North America, 3.5 percent relates to shipments to retail glassware customers, and approximately 2.0 percent relates to shipments to foodservice and industrial glassware customers.
EBIT increased to $27.5 million for the first half of 2007, compared to $(6.5) million for the year-ago period. EBIT, as a percentage of net sales, increased to 10.1 percent in the first six months of 2007, compared to (3.4) percent in the year-ago period. The key contributors to the improvement in EBIT were the consolidation of Crisa of approximately $9.1 million, the impact of higher sales in the U.S. operations of $5.7 million, increased operating activity in the U.S. operations of $5.7 million, and lower U.S. selling, general and administrative expenses of approximately $2.3 million. Partially offsetting these improvements were higher U.S. distribution costs of $4.5 million resulting from the increase in shipments. The year-ago period included a fixed asset charge and inventory write-down related to the Crisa restructuring of $15.1 million.
North American Other
For the six months ended June 30, 2007, net sales increased 4.3 percent to $57.9 million from $55.6 million in the year-ago period. The increase in net sales was primarily attributable to increased shipments of World Tableware® products.
EBIT increased by $4.9 million for the first half of 2007, compared to the year-ago period. EBIT as a percentage of net sales increased to 13.9 percent in the first six months of 2007 compared to 5.7 percent in the year-ago period. The key contributors to the increased EBIT were higher sales of World Tableware® products of approximately $1.2 million, significantly higher production activity levels at Syracuse China of $3.3 million and a $1.1 million gain on the sale of excess land at Syracuse China.
International
For the six months ended June 30, 2007, net sales increased 26.1 percent to $62.0 million from $49.2 million in the year-ago period. Of the total increase in net sales approximately 15.0 percent is attributable to an increase in shipments to customers of Royal Leerdam and Crisal, approximately 4.0 percent relates to shipments from Libbey China, and approximately 8.0 percent relates to a stronger euro compared to the year-ago period.
EBIT decreased by $5.9 million for the first six months of 2007, compared to the year-ago period. EBIT as a percentage of net sales decreased to (3.5) percent in the first half of 2007, compared to 7.7 percent in the year-ago period. The key contributors to the change in EBIT are a result of start-up costs at Libbey China of $2.4 million, lower production activity in Portugal of approximately $2.1 million and higher natural gas costs in Europe of $1.4 million.

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

Addendum B
Reconciliation of Non-GAAP Financial Measures
We sometimes refer to data derived from condensed consolidated financial information but not required by GAAP to be presented in financial statements. Certain of these data are considered “non-GAAP financial measures” under Securities and Exchange Commission (SEC) Regulation G. We believe that non-GAAP data provide investors with a more complete understanding of underlying results in our core business and trends. In addition, we use non-GAAP data internally to assess performance. Although we believe that the non-GAAP financial measures presented enhance investors’ understanding of our business and performance, these non-GAAP measures should not be considered an alternative to GAAP.
Table 1

Reconciliation of income (loss) before income taxes and
minority interest to EBIT and EBITDA	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands)	2007	2006	2007	2006

Income (loss) before income taxes, after minority interest adjustment	$4,732	$(14,289)	$1,394	$(13,473)
Add: Interest expense	16,429	10,200	31,993	13,809

Earnings (loss) before interest and income taxes, after minority interest adjustment (EBIT)	21,161	(4,089)	33,387	336
Add: Depreciation and amortization (adjusted for minority interest)	10,710	8,158	19,926	16,440

Earnings before interest, taxes, deprecation and amortization, after minority interest adjustment (EBITDA)	$31,871	$4,069	$53,313	$16,776

We define EBIT as net income before interest expense and income taxes, after minority interest adjustment. The most directly comparable U.S. GAAP financial measure is earnings before interest, income taxes and minority interest.
We believe that EBIT is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability. Libbey’s senior management uses this measure internally to measure profitability. EBIT also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates.
The non-GAAP measure of EBIT does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. Because this is a material and recurring item, any measure that excludes it has a material limitation. EBIT may not be comparable to similarly titled measures reported by other companies.
We define EBITDA as net income before interest expense, income taxes, depreciation and amortization, after minority interest adjustment. The most directly comparable U.S. GAAP financial measure is earnings before interest, income taxes and minority interest.
We believe that EBITDA is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability and cash flow. Libbey’s senior management uses this measure internally to measure profitability and to set performance targets for managers. It also has

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

Addendum B (continued)
been used regularly as one of the means of publicly providing guidance on possible future results. EBITDA also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates, and to companies that may incur different depreciation and amortization expenses or impairment charges.
The non-GAAP measure of EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. EBITDA also excludes depreciation and amortization expenses. Because these are material and recurring items, any measure that excludes them has a material limitation. EBITDA may not be comparable to similarly titled measures reported by other companies.
Table 2

Reconciliation of net cash provided by
operating activities to free cash flow	Three months ended June 30,		Six months ended June 30,
(Dollars in thousands)	2007	2006	2007	2006

Net cash (used in) provided by operating activities	$4,362	$15,577	$4,325	$20,375
Less:
Capital expenditures	12,833	12,817	22,626	34,256
Acquisitions and related costs	—	77,571	—	77,571
Plus:
Proceeds from asset sales and other	(116)	—	1,953	—

Free cash flow	$(8,857)	$(74,811)	$(16,348)	$(91,452)

We define free cash flow as net cash (used in) provided by operating activities less capital expenditures and acquisition related costs, adjusted for proceeds from asset sales and other. The most directly comparable U.S. GAAP financial measure is net cash (used in) provided by operating activities.
We believe that free cash flow is important supplemental information for investors in evaluating cash flow performance in that it provides insight into the cash flow available to fund such things as discretionary debt service, acquisitions and other strategic investment opportunities. Even though this measure does not exclude certain items within management’s discretion, it is the measure of performance we use to internally evaluate the overall performance of the business.
Free cash flow is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Free cash flow is neither intended to represent nor be an alternative to the measure of net cash (used in) provided by operating activities recorded under U.S. GAAP. Free cash flow may not be comparable to similarly titled measures reported by other companies.

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

Addendum B (continued)
Table 3
Reconciliation of working capital

(Dollars in thousands)	June 30, 2007	December 31, 2006

Accounts receivable (net)	$109,822	$100,230
Plus:
Inventories (net)	175,169	159,123
Less:
Accounts payable	65,359	67,493

Working capital	$219,632	$191,860

We define working capital as accounts receivable (net) plus inventories (net) less accounts payable.
We believe that working capital is important supplemental information for investors in evaluating liquidity in that it provides insight into our ability to have net current resources to fund our ongoing operations. Working capital is a measure used by management in internal evaluations of cash availability and operational performance.
Working capital is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Working capital is neither intended to represent nor be an alternative to any measure of liquidity and operational performance recorded under U.S. GAAP. Working capital may not be comparable to similarly titled measures reported.

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com

Mr. John Cash
August 31, 2007

Addendum C
Cash Flow
The following table presents key drivers to free cash flow for the second quarter.

(Dollars in thousands, except percentages)
			Variance
Three months ended June 30,	2007	2006	In dollars	In percent

Net cash (used in) provided by operating activities	$4,362	$15,577	$(11,215)	(72.0)%
Capital expenditures	12,833	12,817	16	0.1%
Acquisitions and related costs	—	77,571	(77,571)	(100.0)%
Proceeds from asset sales and other	(116)	—	(116)	(100.0)%

Free cash flow (a)	$(8,587)	$(74,811)	$66,224	88.5%

(a)	We believe that Free Cash Flow [net cash (used in) provided by operating activities, less capital expenditures, plus proceeds from assets sales and other] is a useful metric for evaluating our financial performance, as it is a measure we use internally to assess performance. See Table 2 for a reconciliation of net cash (used in) provided by operating activities to free cash flow and a further discussion as to our reasons we believe this non-GAAP financial measure is useful.
Our net cash provided by operating activities was $ 4.4 million in the second quarter of 2007, compared to net cash provided by operating activities of $15.6 million in the year-ago quarter, or a decrease of $11.2 million. The major components impacting cash flow from operations were an increase in EBITDA offset by a $12.8 million increase in cash interest expense, an increase in working capital and non-cash special charges included in the prior year of $15.1 million resulting from the purchase of Crisa.
Our free cash flow was $(8.6) million during the second quarter 2007, compared to $(74.8) million in the year-ago quarter, an improvement of $66.2 million. The primary contributors to this change was the purchase of Crisa in the second quarter of 2006 and the change in net cash used in operating activities as discussed above.
Net cash used in financing activities was $4.3 million in the second quarter of 2007, compared to net cash provided by financing activities of $94.9 million in the year-ago quarter, or a decrease of $99.2 million. During the second quarter of 2006, we issued additional debt in connection with the acquisition of Crisa. The use of cash by financing activities in the second quarter of 2007 is primarily the result of the repayment of borrowings on the ABL Facility.

Mr. John Cash
August 31, 2007

Addendum C (continued)
The following table presents key drivers to free cash flow for the first six months.

(Dollars in thousands, except percentages)
			Variance
Six months ended June 30,	2007	2006	In dollars	In percent

Net cash (used in) provided by operating activities	$4,325	$20,375	$(16,050)	(78.8)%
Capital expenditures	22,626	34,256	(11,630)	(34.0)%
Acquisitions and related costs	—	77,571	(77,571)	(100.0)%
Proceeds from asset sales and other	1,953	—	1,953	100.0%

Free cash flow (a)	$(16,348)	$(91,452)	$75,104	82.1%

(a)	We believe that Free Cash Flow [net cash (used in) provided by operating activities, less capital expenditures, plus proceeds from assets sales and other] is a useful metric for evaluating our financial performance, as it is a measure we use internally to assess performance. See Table 2 for a reconciliation of net cash (used in) provided by operating activities to free cash flow and a further discussion as to our reasons we believe this non-GAAP financial measure is useful.
Our net cash provided by operating activities was $4.3 million in the first six months of 2007, compared to $20.4 million provided by operating activities in the year-ago period, or a decrease of $16.1 million. The major components impacting cash flow from operations were an increase in EBITDA offset by a $11.7 million increase in cash interest expense, an increase in working capital and non-cash special charges included in the prior year of $15.1 million resulting from the purchase of Crisa.
Our free cash flow was $(16.3) million during the first six months of 2007, compared to $(91.5) million in the year-ago period, an improvement of $75.1 million. The primary contributors to this change were the purchase of Crisa in the second quarter of 2006 for $77.6 million, the change in net cash used in operating activities as discussed above, a $11.6 million decrease in capital expenditures (driven by a reduction in spending resulting from the completion of construction of new facility in China in 2006), and proceeds from asset sales and other items of $2.0 million, primarily attributable to the sale of excess land in Syracuse, NY.
Net cash flow from financing activities was a $10 million use of cash during the first six months of 2007, compared to $114.8 million net cash provided by financing activities in the year-ago period. The 2006 net cash provided by financing activities resulted from the additional debt issued for the acquisition of Crisa and the construction of our production facility in China. The use of cash by financing activities in the first six months of 2007 is primarily attributable to the repayment of borrowings on the ABL Facility.

www.libbey.com
300 Madison Avenue	Post Office Box 10060	Toledo, OH 43699-0060	419-325-2135	FAX: 419-325-2749
Internet: sellism@libbey.com